

Mail Stop 3561

February 12, 2010

Sharon L. McCollam
Executive Vice President,
Chief Operating and Chief Financial Officer
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

      Re: Williams-Sonoma, Inc.
              Form 10-K for Fiscal Year Ended February 1, 2009
              Filed April 2, 2009
              File No. 1-14077

Dear Ms. McCollam:

      We have completed our review of your Form 10-K for the fiscal year ended February 1, 2009 and have no further comments at this time.

                  Sincerely,

                  H. Christopher Owings
                  Assistant Director